Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
 FOR THE THREE AND NINE MONTH PERIOD ENDED JUNE 30, 2010
August 26, 2010

The following discussion and analysis of operating results and financial position is supplementary to, and should be read in conjunction with the unaudited financial statements for the three and nine month period ended June 30, 2010 of Gamecorp Ltd. (“Gamecorp” or the “Company”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. All monetary amounts are expressed in Canadian dollars.

FORWARD-LOOKING INFORMATION

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. Management considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated.

COMPANY PROFILE

Gamecorp Ltd.

Gamecorp Ltd. was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario.  The Company is an investment and merchant banking enterprise focused on the development of its investments. The Company’s current investment is in InterAmerican Gaming Inc. (“InterAmerican”), a development stage enterprise. The Company is also developing investments in international mobile sweepstakes projects.

During fiscal 2009, the Company entered into an agreement with Function Mobile Inc. (“FMI”) to acquire the irrevocable world-wide exclusive right to participate in any pending and future mobile lottery, gaming or sweepstakes projects, proposals, services and products that FMI and its subsidiaries and affiliates has or will undertake.

Subsequent to quarter end, on July 2, 2010, the Company entered into an agreement with an arm’s length party to form Function Mobile Panama Corp. (“Function Mobile Panama”). Function Mobile Panama was formed to pursue mobile sweepstakes opportunities in Panama and pursuant to the agreement Gamecorp acquired a 50% ownership interest in the entity.

On June 30, 2010, the Company entered into a Settlement Agreement with Newlook Industries Corp. (“Newlook”) and Wireless Age Communications, Inc. (“Wireless Age”) (the “Debt Settlement Agreement”). Pursuant to the terms of the Debt Settlement Agreement, the Company, Newlook and Wireless Age agreed to transfer certain assets amongst themselves to settle a $452,829 loan provided by Newlook and unpaid services provided by Wireless Age totaling $29,400.

In order to improve the financial position of the Company, GameCorp through a series of separate related party agreements pursuant to which it intends to extinguish certain liabilities of the Company. The related parties included: John G. Simmonds, outgoing CEO and director, The Woodham Group which is 50% owned by Graham Simmonds a director and newly appointed CEO of the Company, Carrie J. Weiler, an officer of the Company, Jason Moretto a former officer and director of the Company and Baron Group Ventures, a division of Wagerphone Inc. which is solely owned by Marc Askenasi who has been contracted by the Company to provide consulting and management services for international mobile phone technology opportunities. For further details see note 10 of the financial statements.

The Company will recognize a collective net gain on these settlements when they are closed.  Although all of these settlements were dated June 30, 2010, prior to period end, not all conditions precedent to close were completed by the date of issuance of the financial statements.

Gamecorp is a public company listed as symbol “GGG” on the Canadian National Stock Exchange (CNSX) and as “GAIMF” on the OTCBB.

Gamecorp’s corporate office is located at 3565 King Road, Suite 102, King City, Ontario L7B 1M3 and has three executive staff members being the officers of the Company. As of June 30, 2010, there were 9,207,017 common shares outstanding.

As of June 30, 2010, the Company held a 45.2% ownership position in InterAmerican, and a 16.9% ownership position in Gate To Wire.  The Company’s ownership position in Newlook was 13.3% at June 30, 2010.

Changes in Officers and a Directors

On April 28, 2010 Mr. Jason Moretto resigned as President, Chief Operating Officer and Director of the Company.

Subsequent to quarter end, John Simmonds resigned as CEO and a director of the Company and Graham Simmonds was appointed Chairman and CEO. Marc Askenasi was appointed as a director and Gary Hokkanen was reappointed as CFO.  Following the resignations and appointments the Company’s board of directors consists of Graham Simmonds, Neal Romanchych, and Marc Askenasi. The officers of the Company are Graham Simmonds, CEO, Carrie Weiler, Corporate Secretary, and Gary Hokkanen, CFO.

InterAmerican

InterAmerican is a development stage entity whose business objective is to invest in international gaming development opportunities. InterAmerican acquired InterAmerican Gaming, Corp. which is involved in Latin American and Caribbean gaming opportunities.

SELECTED FINANCIAL INFORMATION

Summarized selected consolidated financial information with respect to the Company for the three and nine month periods ended June 30, 2010 and 2009 is as follows:

	For the Three Months Ended June 30, 2010	For the Nine Months Ended June 30, 2010	For the Three Months Ended June 30, 2009	For the Nine Months Ended June 30, 2009

Total revenues	-	60,000	62,000	182,000
(Loss) from continuing operations	(69,000)	(832,000)	(434,000)	(892,000)
Earnings/(loss) from discontinued operations	-	33,000	-	(529,000)
Net loss	(69,000)	(799,000)	(434,000)	(1,421,000)

(Loss) per share from continuing operations	(0.007)	(0.090)	(0.057)	(0.109)
Earnings/(loss) per share from discontinued operations	-	0.004	-	(0.070)
(Loss) per share	(0.007)	(0.087)	(0.057)	(0.173)

Total assets	500,000	500,000	2,044,000	2,044,000
Total liabilities	2,171,000	2,171,000	1,402,000	1,402,000
Shareholders’ equity (deficit)	(1,671,000)	(1,671,000)	642,000	642,000

Cash dividends declared	-	-	-	-

RESULTS OF OPERATIONS

For the Three Month Period Ended June 30, 2010 compared to 2009

Continuing Operations

The Company recorded a loss from continuing operations of $69,000 during the three month period ended June 30, 2010 compared to a loss of $434,000 during the comparative period in the prior year. The primary reason for the decrease in loss arises from restructuring steps carried out by management that effectively reduced the cost structure of the Company.

Revenues of continuing operations during the three month period ended June 30, 2010 were $Nil compared to $62,000 during the comparative period in the prior year. The Company’s principal source of revenue has been from management fees from investees InterAmerican and Gate To Wire. The Company has ceased charging management fees to these entities and is focusing on development of Latin American mobile sweepstakes opportunities.

General and administrative expenses were $81,000 during the period ended June 30, 2010 down from $265,000 during the comparative period in the prior year. The Company is intimately involved in the development of its investments and compensates its officers for strategic leadership and hires consultants, either directly in the investee or at the Gamecorp level, to assist in the development of investee projects. General and administrative expenses during the three month period ended June 30, 2010 included consulting costs (including officers) of approximately $54,000, accounting fees of $10,000, travel costs of $11,000 and miscellaneous costs of $6,000.  General and administrative expenses during the three month period ended June 30, 2009 included management fees to executive management of $117,000, consulting costs of approximately $63,000, directors fees of $20,000, accounting fees of $13,000, travel costs of $11,000 and miscellaneous costs of $41,000.

Amortization of equipment totaled $Nil in the current period and $2,000 during the comparative prior year period. During the fiscal year ended September 30, 2009, the Company relocated its offices and disposed of all furniture, fixtures and computer equipment.

The Company recorded other income totaling $12,000 in the three month period ended June 30, 2010 compared to other expenses of $229,000 in 2009. The reason for the difference is primarily attributable to foreign exchange translation losses in the prior period and the level of losses in equity accounted investees, also in the prior period.

Interest expense (including bank charges) during the current period was $11,000 compared to $3,000 during the prior period. Interest expense arises from amounts loaned to the Company by Newlook and by certain officers of the Company.

During the three month period ended June 30, 2010 the Company recorded a $2,000 gain associated with the fair value adjustment of a non-interest bearing note receivable issued by former optionees (note 4).

The Company recorded  $Nil as its equity share of InterAmerican losses during the three month period ending June 30, 2010. The Company holds approximately 45.2% of InterAmerican and 16.9% of Gate To Wire at June 30, 2010. During the comparative period in the prior year the Company recorded $127,000 of its share of equity losses.

The Company recorded a foreign exchange gain of $21,000, during the three month period ended June 30, 2010 and a loss of $131,000 during the comparative period in the prior year. Foreign exchange gains and losses are incurred upon the translation of US dollar assets converted into Canadian dollars during a period of Canadian dollar strengthening vis-à-vis the US dollar. The Company does not hedge this translation risk.

As a result of the costs incurred, the Company incurred a loss from continuing operations of $69,000 during the three month period ended June 30, 2010, substantially lower than the prior period.

Loss per share from continuing operations during the three month period ended June 30, 2010 were $0.007 compared to $0.057 in the comparative period in the prior year.

Discontinued Operations

During fiscal 2007, management made the decision to dispose of its investment in Newlook. For this reason, the operating results of Newlook have been regarded as discontinued operations in the consolidated statement of operating results.

During the three month period ended June 30, 2010, the Company entered into a series of debt settlements, described in note 10, pursuant to which it intends to dispose of 4,050,000 Newlook shares, representing all of the Newlook shares owned by the Company.

As of June 30, 2010, the Company retained ownership of 4,050,000 Newlook common shares representing a 13.3% interest.  The carrying value of the Newlook shares was $Nil at June 30, 2010.

Earnings per share from discontinued operations during the three month periods ended June 30, 2010 and 2009 were $Nil.

For the Nine Month Period Ended June 30, 2010 compared to 2009

Continuing Operations

The Company recorded a loss from continuing operations of $832,000 during the nine month period ended June 30, 2010 compared to a loss of $892,000 during the comparative period in the prior year.

Revenues of continuing operations during the nine month period ended June 30, 2010 were $60,000 compared to $182,000 during the comparative period in the prior year. The revenues of the Company for the current period are management fees charged to its investees consisting of $45,000 charged to InterAmerican and $15,000 to Gate To Wire. The Company’s principal source of revenue has been from management fees from investees InterAmerican and Gate To Wire. The Company has ceased charging management fees to these entities and is focusing on development of Latin American mobile sweepstakes opportunities.

General and administrative expenses were $598,000 during the period ended June 30, 2010 up from $816,000 during the prior period. The Company is intimately involved in the development of its investments and compensates its officers for strategic leadership and hires consultants, either directly in the investee or at the Gamecorp level, to assist in the development of investee projects. General and administrative expenses during the nine month period ended June 30, 2010 included management fees to executive management of $220,000, consulting costs of approximately $201,000, accounting fees of $32,000, travel costs of $30,000 and miscellaneous costs of $115,000. General and administrative expenses during the nine month period ended June 30, 2009 included management fees to executive management of $351,000, consulting costs of approximately $194,000, directors’ fees of $63,000, accounting fees of $53,000, travel costs of $44,000 and miscellaneous costs of $111,000.

Amortization of equipment totaled $Nil in the current period and $6,000 in the prior period. The Company’s equipment primarily represents furniture, fixtures and data processing.  During the fiscal year ended September 30, 2009, the Company relocated its offices and disposed of all furniture, fixtures and computer equipment.

The Company recorded other expenses totaling $344,000 in the nine month period ended June 30, 2010, compared to $252,000 during the comparative period in 2009.

Interest expense (including bank charges) during the current period was $15,000 compared to $12,000 during the prior period. Interest expense arises from amounts loaned to the Company by Newlook and certain officers of the Company.

During the nine month period ended June 30, 2010 the Company recorded a $10,000 loss associated with the fair value adjustment of a non-interest bearing note receivable issued by former optionees and a $14,000 gain in the prior period associated with the fair value of a non-interest bearing note payable issued to certain other former optionees.

During the nine month period ended June 30, 2010 and 2009, the Company recorded losses of $Nil and $5,000, respectively, on the write down of an advance to a corporation.

During the nine month period ended June 30, 2010, the Company recorded $Nil from disposal of investments.

The Company recorded a $176,000 equity share of InterAmerican losses during the nine month period ending June 30, 2010, and $34,000 equity share of Gate To Wire losses. The Company holds approximately 45.2% of InterAmerican and 16.9% of Gate To Wire at June 30, 2010.

The Company recorded foreign exchange losses of $15,000, during the nine month period ended June 30, 2010 and $150,000 of foreign exchange gains during the comparative period in the prior year. Foreign exchange gains and losses are incurred upon the translation of US dollar assets converted into Canadian dollars during a period of Canadian dollar weakening vis-à-vis the US dollar. The Company does not hedge this translation risk.

During the nine month period ended June 30, 2010 the Company advanced InterAmerican $85,000 and advanced Gate To Wire $43,000. There is doubt about InterAmerican and Gate To Wire’s ability to continue as a going concern as they have significant working capital deficiencies and are largely reliant upon the Company to finance current operations.  As such the Company has determined the collection of amounts due from InterAmerican and Gate To Wire is doubtful and has therefore recorded a charge to income of $128,000.

As a result of the costs incurred partially offset by management fees, the Company incurred a loss from continuing operations of $832,000 during the nine month period ended June 30, 2010.

Loss per share from continuing operations during the nine month period ended June 30, 2010 was $0.090 compared to a loss per share of $0.109 in the comparative period in the prior year.

Discontinued Operations

During fiscal 2007, management made the decision to dispose of its investment in Newlook. For this reason, the operating results of Newlook have been regarded as discontinued operations in the consolidated statement of operating results.

During the nine months ended June 30, 2010, the Company acquired 200,000 Newlook common shares at a cost of $41,000. The Company recorded $41,000 as its share of Newlook losses during the current period, effectively reducing the Company’s carrying value to $Nil.

During the nine months ended June 30, 2010, the Company sold 489,000 Newlook common shares for net proceeds of $74,000.  As the Newlook common shares were reduced to Nil the Company recognized a gain to the full extent of proceeds received.

As a result of these transactions the Company recorded $33,000 in earnings from discontinued operations.  During the nine month period ended June 30, 2009, the Company recorded $529,000 as its share of Newlook equity losses.

On June 30, 2010, the Company held 4,050,000 Newlook common shares representing a 13.3% interest.

Earnings per share from discontinued operations during the nine month period ended June 30, 2010 was $0.004 and the loss per share was $0.07 in the previous period.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial data of the Company for its last eight quarters as reported in the particular period:

$000s (except EPS)
Quarter	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Fiscal Yr.	2010	2010	2010	2009	2009	2009	2009	2008

Revenue	-	-	60	60	62	60	60	65

Income (loss) before unusual items	(69)	(464)	(299)	(1,826)	(434)	(313)	(145)	(1,021)

Net income (loss)	(69)	(390)	(340)	(1,531)	(434)	(834)	(153)	(603)

EPS (LPS) before unusual items	(0.007)	(0.050)	(0.032)	(0.197)	(0.057)	(0.063)	(0.023)	(0.237)

Earnings (loss) per share	(0.007)	(0.042)	(0.037)	(0.187)	(0.057)	(0.101)	(0.025)	(0.142)

LIQUIDITY

The most significant assets of the Company are its investments in InterAmerican, Gate To Wire and Newlook. The carrying amount of these investments at June 30, 2010 was $449,000.

On June 30, 2010, the Company held 30,662,600 InterAmerican common shares carried at $Nil, representing a 45.2% interest.

As of June 30, 2010, the Company held 4,050,000 Newlook common shares, carried at $Nil, representing a 13.3% interest.

As of June 30, 2010, the Company held 4,690,000 Gate To Wire common shares representing a 16.9% ownership interest.  At June 30, 2010, the fair value of the Gate To Wire investment was $449,000

Total liabilities were $2,171,000 at June 30, 2010 up substantially from $1,618,000 at September 30, 2009. The increase is primarily attributable to a $309,000 increase in amounts due to related parties and a $233,000 increase in accounts payable and accrued charges.

Accounts payable and accrued charges increased from $790,000 at September 30, 2009 to $1,023,000 at June 30, 2010. The increase arose from business activity associated with the development of business gaming investment opportunities.

Amounts due to related parties increased from $266,000 at September 30, 2009 to $575,000 as at June 30, 2010. Amounts due to related parties were unsecured and had no specific repayment dates. Amounts due to Newlook are interest bearing at the Bank of Canada’s prime rate plus 2%, are unsecured and had no specific repayment dates. Certain amounts due to officers bear interest at 12%, are unsecured and have no specific terms of repayment.  Certain other amounts due to an officer are non-interest bearing, unsecured and have no specific repayment date.

On March 31, 2008, the Company agreed to issue non-interest bearing promissory notes to certain former Newlook option holders totaling $1,253,000 representing a cancellation fee of $0.30 per option on 4,178,000 cancelled Newlook options. Pursuant to the terms of the note, the Company is obligated to pay $251,000 on the first day of the month for 5 consecutive months beginning May 1, 2008. The Company did not make payments as originally contemplated, however as of September 30, 2008, the Company reduced the promissory notes with cash payments totaling $398,000 and a credit of $240,000, to a note holder who agreed to subscribe for common shares. On June 30, 2010, the Company remains in default and $583,000 is unpaid under these promissory notes. At June 30, 2010, the fair value of the notes payable was $573,000.

The Company’s consolidated financial statements for the period ended June 30, 2010 have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America. The going concern basis of presentation assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficit of $2,120,000 and an accumulated deficit of $48,351,000 as at June 30, 2010. The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to realize on its agreements to dispose of investments and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future shares issuance and cashflow arising from future mobile sweepstakes opportunities will allow the Company to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

CAPITAL RESOURCES

The business objective of the Company is to participate in the development of international mobile sweepstakes projects. The Company provides management, administration, early funding and other assistance to its investees.  The strategy is to dispose of mature investments at a gain and utilize the cash proceeds in the development of future operations within an investee. At this point in time, the Company is organizing additional equity private placements to fund the development of the business ventures. The Company occasionally disposes of a portion of its gaming investments in order to generate investment capital also.

The current global financial crisis has created capital resource issues for the Company. Thus far the Company’s investees have been focused on Latin American opportunities. Management believes that the roll out of operations is somewhat flexible and the Company’s investments can be accelerated or delayed as management sees fit.

None of potential sources for capital are certain and management although confident of the potential, cannot assure shareholders and interested parties that they will in fact be able to finance the Company going forward.

OFF-BALANCE SHEET ARRANGEMENTS

Gamecorp had no off-balance sheet arrangements as at June 30, 2010.

TRANSACTIONS WITH RELATED PARTIES

All transactions within the corporate group listed in note 7 of the consolidated financial statements, are in the normal course of business and are recorded at the carrying value.  Management fees charged by officers, corporations owned by officers and related party corporations providing management services to the Company, during the nine month period ended June 30, 2010, totaled $345,000.

PROPOSED TRANSACTIONS

On June 30, 2010, the Company entered into a Settlement Agreement with Newlook and its subsidiary Wireless Age. Pursuant to the terms of the Agreement, GameCorp intends to transfer the following assets to Newlook and/or Wireless Age; 1) 2,250,000 common shares of Newlook, 2) a $343,372.75 receivable from Gate To Wire, which the Company previously determined was uncollectible, and 3) 4,690,000 common shares of Gate To Wire. Newlook and/or Wireless Age intends to transfer the following assets to GameCorp; 1) all of the issued and outstanding common shares of Grandvue Inc., 2) a $25,000 receivable which had been previously determined as uncollectible, and 3) a $134,795 promissory note issued by Function Mobile Inc., which also had been previously determined to be uncollectible. In addition, Newlook agreed to assume all liabilities of GameCorp to Jason Moretto, a former director of the Company. Through the exchange of assets and liabilities as described above all parties agreed that a $452,829 loan provided by Newlook and unpaid services provided by Wireless Age totaling $29,400, will be settled.

The Company also entered into a series of separate related party agreements pursuant to which it intends to extinguish liabilities of the Company on the following basis; 1) GameCorp, subject to regulatory approval, agreed to issue 1,000,000 shares of its common stock and 750,000 Newlook common shares to each of John G. Simmonds, and The Woodham Group to settle liabilities of $270,000 and $220,500, respectively.  2) The Company agreed, subject to regulatory approval, to issue 400,000 shares of its common stock and 300,000 Newlook common shares to Carrie J. Weiler, an officer of the Company, to settle liabilities totaling $83,947. 3) The Company agreed, subject to regulatory approval, to issue 1,000,000 shares of its common stock to Baron Group to settle $83,476 in outstanding liabilities. 4) The Company intends to extinguish certain director’s fees obligations to former directors.

The Company will recognize a collective net gain on these settlements when they are closed.  Although all of these settlements were dated June 30, 2010, prior to period end, not all conditions precedent to close were completed by the date of issuance of these financial statements.

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, except as noted in note 3 of the consolidated financial statements for the three month period ended June 30, 2010, are consistent in all material respects with accounting principles generally accepted in the United States of America. The critical accounting policies followed by the Company are as follows:

Fair Value of Financial Instruments

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of the financial instruments approximates their carrying values, unless otherwise noted.

Investments

Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company's ability to exercise significant influence over the operating and financial policies of the investee. Equity investments of this nature are recorded at original cost and adjusted periodically to recognize the Company's proportionate share of the investees' net income or losses after the date of investment. When net losses from an equity accounted for investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for. The Company resumes accounting for the investment under the equity method when the entity subsequently reports net income and the Company's share of that net income exceeds the share of net losses not recognized during the period the equity method was suspended. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred. When an equity accounted for investee issues its own shares, the subsequent reduction in the Company's proportionate interest in the investee is reflected in income as a deemed dilution gain proportionate interest in or loss on disposition.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

 RECENT ACCOUNTING PRONOUCEMENTS

Recent accounting pronouncements issued and not yet effective:

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed. This standard becomes effective January 1, 2011, and early adoption is permitted. This new standard will only have an impact on the financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section.

This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.  These standards become effective January 1, 2011, and early adoption is permitted.

The Company currently does not expect this new standard to have any significant impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011.  The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending September 30, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at October 1, 2010.

The Company has implemented a four stage conversion process into IFRS.  Phase 1 - preliminary plan and scoping; Phase 2 - detailed assessment, conversion planning and development; Phase 3 - implementation and parallel reporting; and Phase 4 - ongoing monitoring and IFRS updates.   The preliminary plan and scoping includes the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation.  The initial assessment and planning will be followed by an in-depth analysis and assessment which includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS.  This phase will also identify all internal procedures and systems that have to be updated in order for the Company to comply with IFRS requirements.  In the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems.  In Phase 4, the Company will continue to monitor its transition to IFRS and any changes to the IFRS standards and make adjustments to its internal procedures, controls and systems accordingly.  As of June 30, 2010, the Company has completed Phase 1 and is implementing Phase 2 of the process.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar exchange rate and interest rates.  The Company does not hedge its foreign currency as it deals almost exclusively in the domestic currency.

OTHER MD&A REQUIREMENTS

Disclosure of Outstanding Share Data

As at June 30, 2010, the Company had authorized 100,000,000 common shares without par value and had issued 9,207,017 common shares.

If all options and warrants were exercised the number of common shares outstanding would be 9,606,517.

During the three month period ended June 30, 2010, the Company received $50,000 in cash from investors under a $0.05 per share common stock share subscription. As of June 30, 2010, the share subscription had not yet closed and accordingly the Company recorded a total of $50,000 as unissued share liability. The Company is obligated to issue 1,000,000 common shares to settle this liability. On closing the liability will be transferred to share capital.

OUTLOOK

Management believes that significant progress has been made to improve the financial position of the Company and to position shareholders to realize above average returns from its plans of developing mobile technology projects in Latin America. The Company’s business partners in these projects are well established entities that will significantly contribute to the success of the joint ventures. The launch of the first project is imminent and is expected to be a proxy for the results of other planned ventures in Latin America.

Management also expects recognize a collective net gain from a series of debt settlement agreements with Newlook, Wireless Age and certain former and current officers and directors.  Closing of these agreements has been held up by certain conditions not yet being cleared as a result of late filing of audited annual and unaudited interim financial statements of Newlook. Management is monitoring progress and is hopeful that all remaining check points are cleared prior to the Company’s fiscal year end.

Although the planned debt settlement agreements involve effectively disposing of the Company’s remaining investments in Newlook and Gate To Wire Solutions, the Company is working on a strategy to realize a significant return from its investment in InterAmerican Gaming. Management hopes to be in a position to announce these plans shortly.